UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company"), dated April 14, 2010, announcing that the Company secured a five-year employment contract for one of its jack-up newbuilds.  Attached hereto as Exhibit 99.2 is a press release from the Company, dated April 19, 2010, announcing the completion of a private placement on April 16, 2010.

The press release contained in Exhibit 99.2 is not an offer for the sale of or the solicitation of an offer to purchase securities in the United States. Any securities referred to therein have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or pursuant to an exemption from registration under the U.S. Securities Act. The Company does not intend to register any securities issued in the offering in the United States or to conduct a public offering of the securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: April 19, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill secures a five-year contract for jack-up newbuild
Seadrill has received a letter of intent from Statoil for a harsh environment jack-up drilling rig for the Norwegian Continental Shelf.

The letter of intent represents a five-year contract with an estimated contract value of approximately US$650 million, (including a mobilization fee of US$24 million), and start-up is scheduled for the third quarter 2011. Statoil has the option to extend the contract with one to four years, on the same terms and conditions.

The jack-up rig of the Gusto MSC CJ70 150A design is currently under construction at the Jurong shipyard in Singapore. The rig is scheduled to be completed at the end of the first quarter 2011. Seadrill will exercise its option to purchase the drilling unit from the Jurong shipyard for approximately US$350 million, excluding owner furnished equipment, loose drilling equipment, capitalized interest and project management.

The rig is an advanced, ultra large, harsh environment, high specification drilling unit, specifically built for Norwegian requirements and matching the specification of the largest jack-up drilling units in the world. The unit provides means to operate in water depth up to 150 meters with a higher variable deck load and a higher operating efficiency compared to previous jack-up generations, while the size of the unit allows for additional opportunities within areas like logistics, well testing and early production.

Alf C Thorkildsen, Chief Executive Officer in Seadrill Management AS says, "This assignment strengthens the industrial cooperation between Seadrill and Statoil, benefiting the development of the Norwegian Continental Shelf, bringing a new and advanced drilling unit into the region. This is our third consecutive term contract with Statoil within the last four weeks. The three contracts have a total estimated value of approximately US$1.8 billion, making Statoil one of Seadrill's prime clients globally."

Exhibit 99.2

SDRL – Successful completion of private placement
Hamilton, Bermuda, April 19, 2010 – Seadrill Limited confirms the private placement of new shares announced on April 13, 2010, closed on April 16, 2010. The new shares have been issued and the share capital of Seadrill, following the completion of the equity issue in relation to the private placement, amounts to US$824,576,432 represented by 412,288,216 ordinary shares of US$2.00 par value.